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Filed by UnitedGlobalCom, Inc. pursuant to
Rule 425 under the Securities Act of 1933

Subject Company: UGC Europe, Inc.
Commission File No. 333-109496

For Immediate Release

UnitedGlobalCom Extends Exchange Offer for UGC Europe Shares

        Denver, Colorado—November 7, 2003:    UnitedGlobalCom, Inc. ("United" or "the Company") (Nasdaq:UCOMA) announced today that it has extended the exchange offer by its wholly-owned subsidiary for all of the outstanding publicly held shares of UGC Europe, Inc. ("UGC Europe") (Nasdaq: UGCE) to remain open until 5:00 p.m., New York City time, on Friday, November 14, 2003.

        The offer remains subject to the conditions included in the offer described in offering documents filed with the Securities and Exchange Commission ("SEC") and mailed to the stockholders of UGC Europe.

        United also reported that, as of November 7, 2003, 373,652 shares of UGC Europe common stock have been tendered and not withdrawn, representing approximately 0.7466% of the outstanding UGC Europe common stock. United currently owns approximately 66.75% of the outstanding UGC Europe common stock.

Notice For UGC Europe Stockholders

        United filed a Registration Statement on Form S-4 (File No. 333-109496) containing a prospectus relating to the exchange offer, and Europe Acquisition, Inc., the wholly-owned subsidiary of United which is offering to exchange the shares of UGC Europe, filed a Schedule TO. UGC EUROPE STOCKHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN AVAILABLE) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Materials filed with the SEC are available electronically without charge at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. Documents filed with the SEC also may obtained from United without charge by directing a request to Richard Abbott, Vice President of Finance, UnitedGlobalCom, Inc., 4643 S. Ulster Street, Suite 1300, Denver, CO 80237.

Notice for United Stockholders

        United and its directors and executive officers may be deemed to be participants in the solicitation of proxies from United's stockholders in connection with the special meeting of stockholders to be held to approve the issuance of United's Class A Common Stock in the exchange offer and planned merger. Information concerning United's directors and executive officers and their direct and indirect interests in the transaction is set forth in United's definitive proxy statement filed with the SEC relating to the special meeting of stockholders and the prospectus contained in the Registration Statement on Form S-4 filed with the SEC relating to the exchange offer. Materials filed with the SEC are available electronically without charge at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. Documents filed with the SEC also may be obtained from United without charge by directing a request to Richard Abbott, Vice President of Finance, UnitedGlobalCom, Inc., 4643 S. Ulster Street, Suite 1300, Denver, CO 80237.

        UNITED'S STOCKHOLDERS SHOULD READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS CAREFULLY BEFORE MAKING ANY VOTING DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

About UnitedGlobalCom

        United is the largest international broadband communications provider of video, voice, and Internet services with operations in numerous countries. Based on the Company's operating statistics at June 30, 2003, United's networks reached approximately 12.6 million homes passed and 8.9 million RGUs, including approximately 7.4 million video subscribers, 704,200 voice subscribers, and 825,600 high speed Internet access subscribers. United's major operating subsidiaries include UGC Europe, a leading pan-European broadband communications company; VTR GlobalCom, the largest broadband communications provider in Chile; as well as several strategic ventures in video and broadband businesses around the world.

For further information contact:

  Richard S. L. Abbott—VP, Finance
  Phone: (303) 220-6682
  Email: rabbott@unitedglobal.com

Please visit our web site at www.unitedglobal.com for further information about the company

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UnitedGlobalCom Extends Exchange Offer for UGC Europe Shares